Room 4561

January 22, 2007

Ms. Susan Decker
Executive Vice President, Finance and Administration,
  and Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

       Re: Yahoo! Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2005
             Filed March 3, 2006
             File No. 000-28018

Dear Mrs. Decker:

We have completed our review of your Form 10-K for the year ended December 31, 2005 and have no further comments at this time.

             Very truly yours,

             Brad Skinner
             Accounting Branch Chief